

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2020

Paul F. Morina
President and Chief Executive Officer
Hometown International, Inc.
25 E. Grant Street
Woodstown, NJ 08098

> **Re: Hometown International, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 8, 2020**
> **File No. 333-238999**

Dear Mr. Morina:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed June 8, 2020

Prospectus Cover Page, page i

1. We note that your shares are presently quoted on the OTC pink marketplace. This is not considered an "existing trading market" for purposes of conducting an at the market offering under Rule 415. Your prospectus should therefore be revised to set a fixed price at which the selling security holders will offer and sell their shares. See Schedule A, Item 16, of the Securities Act and Item 501(b)(3) of Regulation S-K. Please clearly disclose that the shares will be sold at the fixed price until the common stock becomes quoted on the OTC Bulletin Board, the OTCQX, the OTCQB or listed on a securities exchange. Please make the appropriate revisions on the front of the front cover page of the prospectus, prospectus summary and plan of distribution sections.

Prospectus Summary, page 1

2.   Tell us pursuant to what exemption from registration you conducted the distribution of warrants discussed here.

Principal Shareholders, page 22

3.   We note your disclosure of your principal stockholders. Given that it appears the number of shares held by Mr. Morina and Ms. Lindenmuth have declined over the past year such that they no longer have control over the company, tell us why you have not filed an Item 5.01 Form 8-K disclosing such change.

Certain Relationships and Related Transactions, page 24

4.   Please revise to disclose Peter L. Coker, Jr.'s disposition of all of his shares.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Anderegg, Staff Attorney at 202-551-3342 or Mara Ransom, Office Chief at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services